                                                                    EXHIBIT 99.3



                                                                  [INFOSYS LOGO]



                          INFOSYS TECHNOLOGIES LIMITED
                                Registered Office

           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.

                                   PROXY FORM

Regd. Folio No. _________________

I/We_____________________________________of__________________ in the district of
__________________________________________being a member /members of the Company hereby appoint_________________________of_______________________________________
in the district of____________________or failing him/her________________________
of____________________________________in the district___________________________
as my/our proxy to vote for me/us on my/our behalf at the TWENTY-FIRST ANNUAL GENERAL MEETING of the Company to be held at J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore - 560 012 at
3.00 p.m. on Saturday, June 08, 2002 and at any adjournment(s) thereof.

Signed this________________________day of__________________________________2002.

                                      Rupee
                                       one
                                    Revenue
                                      Stamp

Signature
         ----------------------------------------

Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

                                Please tear here

                                                                  [INFOSYS LOGO]


                          INFOSYS TECHNOLOGIES LIMITED
                                Registered Office

            ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA

                                 ATTENDANCE SLIP

               Twenty-first Annual General Meeting - June 08, 2002

Regd. Folio No.___________________       No. of shares held_____________________

I certify that I am a member/proxy for the member of the Company.

I hereby record my presence at the TWENTY-FIRST ANNUAL GENERAL MEETING of the Company at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore - 560 012 at 3.00 p.m. on Saturday, June 08, 2002.


---------------------------                           --------------------------
Member's / proxy's name in                            Signature of member/proxy


BLOCK letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

       Members are requested to bring their copies of the Annual Report to the meeting.